

Courtney Sanchez · 2nd

Chief Operating Officer at Vimeo

New York, New York · 500+ connections · **Contact info**

 **Vimeo**

 **Bucknell University**

Experience

 **Vimeo**
6 yrs 1 mo

 **Chief Operating Officer**
Feb 2018 – Present · 2 yrs 2 mos

 **SVP, Business Intelligence & Strategy**
Oct 2016 – Feb 2018 · 1 yr 5 mos

 **VP, Business Intelligence & Analytics**
Mar 2014 – Oct 2016 · 2 yrs 8 mos
New York, NY

Experienced Senior Executive leading the Business Intelligence & Analytics function for all of Vimeo.

• Responsible for staffing and developing the Business Intelligence & Analytics team within Vimeo, with responsibilities covering Product and A/B Testing Analytics, Consumer Insights and E ...**see mor**

 **HBO**
9 yrs

 **VP, Web Analytics**

Jan 2011 – Mar 2014 · 3 yrs 3 mos

Develop actionable research strategies that further the understanding of consumers and their behavior across HBO's digital properties. This includes the company's digital efforts from a promotional / brand perspective and "TV Everywhere" (HBO GO/MAX GO). In addition, direct and oversee the analysis of that behavioral data and the various marketing efforts that drive c ...see mor

○ **Director, Web Analytics**
2008 – 2011 · 3 yrs

Show 1 more role ⌄

Education

 **Bucknell University**
Bachelor of Science (BS), Business Administration and Management, General
1993 – 1997

 **NYU Stern School of Business**
MBA, Marketing

Skills & Endorsements

Analytics · 18

 Endorsed by **Marcie Roth and 1 other who is highly skilled at this**

 Endorsed by **12 of Courtney's colleagues a**

Digital Media · 17

 Endorsed by **Amy Rosenthal and 7 others who are highly skilled at this**

 Endorsed by **13 of Courtney's colleagues a**

Web Analytics · 17

 Endorsed by **Marcie Roth, who is highly skilled at this**

 Endorsed by **14 of Courtney's colleagues a**

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Interests



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Bucknell University
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